DB

19007565

SE
Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Merchant Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Funston Avenue, Suite B
(No. and Street)

San Francisco	CA	94129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brodie Cobb, CEO (415) 449-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMB

OATH OR AFFIRMATION

I, Brodie Cobb, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE G. DURBIN
Notary Public - California
San Francisco County
Commission # 2220945
My Comm. Expires Nov 5, 2021

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Presidio Merchant Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Presidio Merchant Partners LLC 's auditor since 2017.
Walnut Creek, California
February 28, 2019

Presidio Merchant Partners LLC

Statement of Financial Condition

December 31, 2018		
Assets		
Cash	$	223,278
Prepaid expenses		68,958
Fixed assets, net		6,323
Total Assets	$	298,559
Liabilities and Member's Equity		
Liabilities:		
Deferred revenue	$	80,000
Accrued other		20,075
Total liabilities		100,075
Member's Equity		198,484
Total Liabilities and Member's Equity	$	298,559

See accompanying Notes to Statement of Financial Condition

1. The Company and Its Significant Policies

The Company

Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC (the Parent) doing business as The Presidio Group LLC.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances. There are no cash equivalents at December 31, 2018.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities (none of which are held for trading purposes) approximate the carrying values of such amounts. There are no assets or liabilities required to be valued at fair value on a recurring basis.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

1. The Company and Its Significant Policies (continued)

Income Taxes

The company is a single member LLC and its income is reported by the Parent on its federal income tax return. The Parent files as a partnership in all relevant federal and state jurisdictions. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays annual California taxes and an annual California State Limited Liability Company Fee which is based upon annual revenues.

The Company follows the guidance in ASC 740 (Accounting for Uncertainty in Income Taxes). This guidance clarifies the accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires expanded tax disclosures. The Company has determined that the Company does not have a liability for uncertain tax positions or unrecognized benefits. Accordingly, no provision for taxes is made in the accompanying financial statements.

Marketing Costs

Marketing costs are expensed as incurred.

2. New Accounting Pronouncements

Recently Issued Accounting Guidance

Leases
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2019 and is required to be adopted using a modified retrospective approach. We are evaluating the impact of the adoption of this standard on our financial statements.

Financial Instruments - Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

2. New Accounting Pronouncements (continued)

Recently Adopted Accounting Guidance

Revenue from Contracts with Customers

Effective January 1, 2018, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 using the full retrospective approach with the cumulative effect of initial application recognized as an adjustment to beginning member's equity. Management determined, there was no beginning balance effect on the financial statements for the year ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the statement of operations most closely associated with financial instruments, including interest income and interest expense.

See Note 8 for detail on how the new revenue standard primarily impacts revenue recognition and presentation of accounting policies.

3. Property and Equipment

Details of property and equipment at December 31, 2018 are as follows:

Computer Equipment	$	30,582
Less accumulated depreciation		24,259
Property and equipment, net	$	6,323

4. Concentrations of Risk

Receivables

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers". There were no transactions in the Special Reserve Bank Account for the Exclusive Benefit of Customers during the year ended December 31, 2018.

6. Retirement Plans

The Company has a 401(K) plan that is available to all Eligible Employees. The Plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation.

7. Related Party Transactions

Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2018, the Company did not have a receivable balance from the Parent for expenses paid by the Company on its behalf.

The Parent leases office space, which it shares with the Company, under an operating lease agreement expiring on February 28, 2019. The Company pays all costs associated with the lease. The future minimum lease payments on the non-cancelable lease is $26,860.

8. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Fees

The Company earns investment banking fees for assisting clients with mergers, acquisitions, restructurings, divestitures and private placements of equity and debt securities. Fee revenue consists of retainer fees and success fees. Retainer fees are fixed fees recognized at a point in time when the service is complete or terminated since the related performance obligation is satisfied at that time. Success fees are variable fees recognized at a point in time when the transaction is complete since the related performance obligation is satisfied upon completion. Any expenses reimbursed by the company's clients are recognized as reimbursed expense income.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $2,071 and $0 as of January 1, 2018 and December 31, 2018, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to a contracts with customers was $125,000 and $80,000 as of January 1, 2018 and December 31, 2018, respectively.

All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the statement of operations.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to or greater than $5,000 or a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company's net capital was $123,203, which was $116,531 above its net capital requirement of $6,672. The Company's aggregate indebtedness to net capital ratio was .81 to 1.

10. Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date which the financial statements were issued.